Exhibit 99.1

The Stars Group Announces Complete Reversal of $870 Million Kentucky Judgment

TORONTO – December 21, 2018 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today announced that the Kentucky Court of Appeals has ruled in its favor and reversed in its entirety the $870 million judgment issued against it by a trial court judge in December 2015. The Court of Appeals stated “[a]llowing a complaint, like the one put forth by the Commonwealth, to move forward would lead to an absurd, unjust result.”

“We applaud the decision of the highly-respected three-judge panel of the Kentucky Court of Appeals,” stated Marlon Goldstein, Executive Vice President & Chief Legal Officer of The Stars Group. “The merits of the case prevailed and we look forward to putting this matter behind us as we sharpen our focus on executing on our growth strategy going forward.”

The litigation that is subject to the appeal was initially filed by the Commonwealth of Kentucky in 2010, approximately four years prior to The Stars Group’s acquisition of the PokerStars business, and sought recovery of alleged losses by Kentucky residents who played real-money poker on PokerStars’ website during a period between 2006 and 2011. To bring the action, Kentucky relied on a centuries old statute that was intended to allow individuals who incurred gaming losses to bring an action against their winning opponents, but was never intended to authorize the Commonwealth to sue and collect such losses from the operator of the games for the Commonwealth’s own benefit.

As a result of the ruling, The Stars Group intends to petition for the release of the $100 million supersedeas bond posted by it to stay enforcement of the trial court’s order during the pendency of the appeals process, which includes$5 million in cash collateral and $65 million in letters of credit securing the same.

As previously disclosed, approximately $300 million continues to be held in an indemnity escrow fund established under the merger agreement governing The Stars Group’s acquisition of the PokerStars business. The Stars Group previously filed an indemnification claim relating to the Kentucky litigation, which is currently pending against the sellers of the PokerStars business, for all losses, costs and expenses related to the litigation. This claim and the release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the acquisition. There can be no assurance that such claim will result in any amounts in the escrow fund or otherwise being remitted to The Stars Group or that any of The Stars Group’s estimates of potential losses will reimbursed by the sellers or otherwise.

The Stars Group expects the Commonwealth to either petition the Court of Appeals for a rehearing or seek discretionary review of the Court of Appeals decision by the Kentucky Supreme Court and intends to vigorously dispute any and all liability in the event the Kentucky Supreme Court grants review and hears the appeal.

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings.  The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most

Exhibit 99.1

licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, as it relates to the Kentucky litigation as well as  certain future growth expectations of The Stars Group. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including legal proceedings, market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:

Vaughan Lewis, Tel: +1 437-371-5730, ir@starsgroup.com and press@starsgroup.com